Exhibit 1

PERION REPORTS FOURTH QUARTER AND FULL YEAR 2014 RESULTS
2014 NON-GAAP REVENUE $394 MILLION, ADJUSTED EBITDA $126 MILLION

Tel Aviv & San Francisco – February 25, 2015. Perion Network Ltd. (NASDAQ: PERI), announced today its financial results for the fourth quarter and year ended December 31, 2014.

Financial Highlights *
(U.S. dollars in thousands, except for per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2014	2013	2014
Non-GAAP Revenues	$85,597	$78,683	$328,524	$394,231
Adjusted EBITDA	$11,726	$25,184	$68,953	$126,293
Non-GAAP Net Income	$12,478	$19,950	$57,925	$101,589
Non-GAAP Diluted Earnings Per Share	$0.23	$0.27	$1.05	$1.44
GAAP Net Income (Loss)	$6,391	$(7,885)	$28,613	$42,826
GAAP Diluted Earnings (Loss) Per Share	$0.22	$(0.13)	$1.14	$0.58
GAAP Cash Flow provided by Operations			$61,352	$72,042
* Reconciliation of GAAP to Non-GAAP measures can be found on page 8.

Josef Mandelbaum, Perion’s CEO commented: “We are very pleased with our fourth quarter and full year results especially given the challenges facing the industry. We delivered financial results that came in at the high end of our revenue guidance and exceeded both our EBITDA and Net Income guidance.  More importantly, we took significant steps in the development of our mobile marketing platform, a key driver to Perion’s future growth. We successfully launched the beta version of GrowMobile’s cross-network, self-serve platform, and are very happy with the initial customer feedback. Additionally, we further strengthened our platform by adding social advertising capabilities, as well as a premium European marketing presence, with the recent acquisition of Paris-based MakeMeReach, a Facebook preferred marketing developer (PMD) and Twitter marketing platform partner (MPP). With access to all the main mobile traffic sources from one single platform, and over $80 million in managed revenues, GrowMobile is now positioned as one of the industry leaders in the mobile advertising market.”

“While the search monetization market still faces headwinds, we see positive signs emerging as much of the industry finally seems determined to improve overall practices. In the meantime, we continue to manage our business to ensure robust profitability and cash flow, albeit at a lower revenue level. In parallel, we are dedicating resources to organically enhance our monetization portfolio to include other forms of advertising and to expand into mobile. We are building a stronger and more stable foundation for our monetization business, and are confident that it will best position us for future growth.” concluded Mr. Mandelbaum.

Non-GAAP Financial Comparison for the Fourth Quarter of 2014:

In accordance with generally accepted accounting principles, or GAAP, the acquisition of ClientConnect by Perion, which closed on January 2, 2014, is accounted for as a reverse acquisition. Therefore, Perion is comparing its results this year to the results of ClientConnect in 2013. As a result, a significant portion of the year over year changes described below were attributable to the fact that the comparative results of 2013 include only ClientConnect’s results and do not include Perion's results for that year.

Revenues: In the fourth quarter of 2014, revenues were $78.7 million, decreasing 8% compared to ClientConnect's revenues of $85.6 million in the fourth quarter of 2013. Non-GAAP revenues in the fourth quarter of 2014 included $0.6 million of deferred product revenues, which in accordance with GAAP were recorded at fair value on the acquisition date. In the fourth quarter of 2013, non-GAAP revenues included $1.5 million revenues, which in the GAAP report were associated with discontinued operations.

Customer Acquisition Costs (“CAC”): In the fourth quarter of 2014, Perion decreased its investment in CAC to $29.0 million, representing 37% of revenues, compared to $53.6 million, or 63% of revenues at ClientConnect in the fourth quarter of 2013.

Costs and Expenses: Excluding CAC, costs and expenses in the fourth quarter of 2014 were $25.3 million, or 32% of revenues, compared to $21.0 million, or 25% of revenues, at ClientConnect in the fourth quarter of 2013. Non-GAAP costs and expenses in the fourth quarter of 2014 excluded $19.9 million impairment charges, $5.0 million amortization of acquired intangible assets, $4.0 million restructuring costs, $2.2 million of share based compensation expenses and $0.8 million of acquisition related expenses, all of which were included in the GAAP numbers. In the fourth quarter of 2013, non-GAAP costs and expenses excluded $4.0 million of share based compensation expenses and $2.1 million of acquisition related expenses, and included activities of $7.6 million which were excluded from the GAAP costs and expenses as they were associated with discontinued operations.

Adjusted EBITDA: In the fourth quarter of 2014, adjusted EBITDA increased by 115%, to $25.2 million, or 32% of revenues, compared to $11.7 million, or 14% of revenues, at ClientConnect in the same quarter last year.

Net Income: In the fourth quarter of 2014, net income was $20.0 million, or 25% of revenues, increasing 60% from $12.5 million at ClientConnect in the fourth quarter of 2013.

Non-GAAP Financial Comparison for the Year ended December 31, 2014:

Revenues: In 2014, revenues were $394.2 million, increasing 20% compared to ClientConnect's revenues of $328.5 million in 2013. Non-GAAP revenues in 2014, include $5.5 million of deferred product revenues, which in accordance with GAAP were recorded at fair value on the acquisition date. In 2013, non-GAAP revenues included $3.0 million of revenues which in the GAAP report were associated with discontinued operations.

Customer Acquisition Costs (“CAC”): In 2014, Perion decreased its investment in CAC to $174.6 million, representing 44% of revenues, compared to ClientConnect's $185.4 million in 2013.

Costs and Expenses: Excluding CAC, costs and expenses in 2014 were $96.0 million, or 24% of revenues, compared to $76.8 million, or 23% of revenues, at ClientConnect in 2013. Non-GAAP costs and expenses in 2014 excluded $19.9 million impairment charges, $18.7 million amortization of acquired intangible assets, $14.9 million of share based compensation expenses, $5.2 million of acquisition related expenses and $4.0 million restructuring costs, all of which were included in the GAAP numbers. In 2013, non-GAAP costs and expenses excluded $13.2 million of share based compensation expenses, $2.2 million impairment charges and $2.1 million of acquisition related expenses, and included activities of $36.3 million which were excluded from the GAAP costs and expenses as they were associated with discontinued operations.

Adjusted EBITDA: In 2014, adjusted EBITDA increased by 83%, to $126.3 million, or 32% of revenues, compared to $69.0 million, or 21% of revenues, at ClientConnect in 2013.

Net Income: In 2014, net income was $101.6 million, or 26% of revenues, increasing 75% from $57.9 million at ClientConnect in 2013.

Cash and Cash Flow from Operations:

As of December 31, 2014, cash, cash equivalents and short-term deposits, were $116.2 million, including $37.3 million of net proceeds from the issuance of long-term convertible debt. Perion currently satisfies all of the financial covenants associated with the bonds. Cash Flow from operations in 2014 was $72.0 million.

Financial Outlook for First Quarter of 2015:

As required by US GAAP, Perion will be reporting more of its revenue on a net revenue basis to reflect a shift in its business model both in search and mobile. This reporting requirement will lower expected revenues in the first quarter by approximately $7 - $10 million. It is also worth noting that adjusted EBITDA and Net Income will not be affected.

With that in mind, management today announced its financial outlook for the first quarter of 2015 as follows:

•	Revenue is expected to be in the range of $50 - $53 million.
•	Adjusted EBITDA is expected to be in the range of $13 - $15 million.
•	Non-GAAP Net Income is expected to be in the range of $9 - $11 million.

Conference Call

Perion will host a conference call to discuss the results today, February 25, 2015, at 10 a.m. ET. Details are as follows:

•	Conference ID: 7132630
•	Dial-in number from within the United States: 1-888-359-3627
•	Dial-in number from Israel: 1-809-245-906
•	Dial-in number (other international): 1-719-457-2664
•	Playback available until March 4, 2015 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 7132630 for the replay.
•	Live webcast accessible at http://www.perion.com/events/

About Perion Network Ltd.

Perion powers innovation. Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on its own experience as an app developer. Our leading software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our app promotion platform, GrowMobile, enables developers to make wise decisions on where to spend advertising budgets to produce the highest yield and the most visibility. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Non-GAAP measures

Non-GAAP financial measures, as well as adjusted EBITDA, consist of GAAP financial measures adjusted to include the results of discontinued operations, and to exclude restructuring costs, acquisition related expenses, share-based compensation expenses, accretion of payment obligation related to acquisitions, amortization of acquired intangible assets and related taxes, impairment charges and related taxes, non-recurring tax expenses, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars.  The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided on page 8.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2013 and the report on Form 6-K filed with the SEC on September 23, 2014. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Deborah Margalit
+972-73-398-1600
investors@perion.com

Solebury Communications Group
Jamie Lillis
+1 (203) 428-3223
jlillis@soleburyir.com

Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2014	2013	2014
	Unaudited		Audited	Unaudited
Revenues:
Search	$71,113	$68,101	$277,275	$330,757
Advertising and other	13,016	9,987	48,233	57,974
Total Revenues	84,129	78,088	325,508	388,731

Costs and Expenses:
Cost of revenues	1,686	7,327	6,104	27,817
Customer acquisition costs	53,628	29,027	185,355	174,575
Research and development	6,621	9,297	22,394	44,129
Selling and marketing	3,001	7,262	10,298	25,388
General and administrative	8,142	9,413	19,115	37,605
Impairment and restructuring charges	-	23,922	-	23,922
Total Costs and Expenses	73,078	86,248	243,266	333,436

Income (loss) from Operations	11,051	(8,160)	82,242	55,295
Financial income (expense), net	768	(982)	2,782	(2,888)

Income (loss) before Taxes on Income	11,819	(9,142)	85,024	52,407
Taxes on income	55	1,257	(22,616)	(9,581)

Net Income (loss) from Continuing Operations	11,874	(7,885)	62,408	42,826
Net loss from discontinued operations	(5,483)	-	(33,795)	-

Net Income (Loss)	$6,391	$(7,885)	$28,613	$42,826

Net Earnings (Loss) per Share - Basic:
Continuing operations	$0.22	$(0.11)	$1.16	$0.63
Discontinued operations	$(0.10)	-	$(0.63)	-

Net Earnings (Loss) per Share – Diluted:
Continuing operations	$0.22	$(0.13)	$1.14	$0.58
Discontinued operations	$(0.10)	-	$(0.63)	-

Number of shares – Basic:
Continuing and discontinued operations	53,917	69,160	53,911	68,213

Number of shares – Diluted:
Continuing operations	54,843	73,430	54,955	70,327
Discontinued operations	53,917	-	53,911	-

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2013	2014
	Audited	Unaudited
ASSETS

Current Assets:
Cash and cash equivalents	$949	$101,183
Restricted cash	-	696
Short term bank deposit	-	15,000
Accounts receivable, net	-	30,808
Other current assets	400	11,468
Total Current Assets	1,349	159,155
Non-current Assets:
Property and equipment, net	2,189	12,180
Intangible assets, net	-	16,890
Goodwill	27,520	164,092
Other assets	-	3,822

Total Assets	$31,058	$356,139

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable (includes $12,823 payable to Perion Network Ltd. at December 31, 2013)	$13,358	$21,173
Accrued expenses and other liabilities	1,423	26,241
Current maturities of long-term debt	-	2,300
Deferred revenues	6,250	7,323
Payment obligation related to acquisitions	-	8,587
Total Current Liabilities	21,031	65,624
Non-current Liabilities:
Long-term debt, net of current maturities	-	1,950
Long-term convertible debt	-	35,752
Long-term payment obligation related to acquisitions	-	5,058
Other long-term liabilities	-	1,758
Total Liabilities	21,031	110,142

Shareholders' equity:
Ordinary shares	147	189
Additional paid-in capital	9,880	202,982
Retained earnings	-	42,826
Total Shareholders' Equity	10,027	245,997

Total Liabilities and Shareholders' Equity	$31,058	$356,139

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014
	Audited	Unaudited
Operating activities:
Net income	$28,613	$42,826
Loss from discontinued operations, net	(33,795)	-
Income from continuing operations	62,408	42,826
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,110	21,413
Impairment of intangible assets	-	19,941
Restructuring costs related to impairment of property and equipment	-	632
Stock based compensation expense	10,405	15,145
Acquisition related expenses paid by shareholders	-	3,060
Accrued interest, net	1,170	655
Deferred taxes, net	-	(13,851)
Accrued severance pay, net	24	392
Change in payment obligation related to acquisition	-	1,780
Fair value revaluation - convertible debt	-	(2,566)
Capital loss from sale of property and equipment	-	121
Net changes in operating assets and liabilities	9,174	(17,506)
Net cash provided by continuing operating activities	85,291	72,042
Net cash used in discontinued operating activities	(23,939)	-
Net cash provided by operating activities	$61,352	$72,042

Investing activities:
Purchases of property and equipment	$(1,916)	$(10,882)
Proceeds from sale of property and equipment	-	58
Restricted cash, net	-	(202)
Investments in short-term deposits, net	(75,957)	(15,000)
Cash used for acquisition	-	(4,322)
Cash acquired through acquisition	-	23,364
Net cash used in continuing investing activities	(77,873)	(6,984)
Net cash provided by discontinued investing activities	898	-
Net cash used in investing activities	$(76,975)	$(6,984)

Financing activities:
Dividend upon consummation of spin-off	$(65,009)	-
Exercise of stock options	850	1,584
Contribution by shareholders	-	585
Deferred payment made in connection with acquisition	-	(2,545)
Proceeds from the issuance of convertible debt	-	37,852
Repayment of long-term debt	-	(2,300)
Net cash provided by (used in) continuing financing activities	$(64,159)	$35,176

Net increase (decrease) in cash and cash equivalents	(79,782)	100,234
Decrease in cash and cash equivalents - discontinued operations	2,336	-
Cash and cash equivalents at beginning of year	78,395	949
Cash and cash equivalents at end of year	$949	$101,183

PERION NETWORK LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS (UNAUDITED)

U.S. dollars and number of shares in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2014	2013	2014

GAAP revenues	$84,129	$78,088	$325,508	$388,731
Revenues from discontinued operations	1,468	-	3,016	-
Valuation adjustment on acquired deferred product revenues	-	595	-	5,500
Non-GAAP revenues	$85,597	$78,683	$328,524	$394,231

GAAP costs and expenses	$73,078	$86,248	$243,266	$333,436
Acquisition related expenses	(2,077)	(809)	(2,077)	(5,238)
Discontinued operations operating expenses	7,613	-	36,349	-
Share based compensation	(4,010)	(2,246)	(13,220)	(14,925)
Amortization of acquired intangible assets	-	(4,969)	-	(18,739)
Impairment charges	-	(19,941)	(2,177)	(19,941)
Restructuring costs	-	(3,981)	-	(3,981)
Non-GAAP costs and expenses	$74,604	$54,302	$262,141	$270,612

GAAP net income (loss)	$6,391	$(7,885)	$28,613	$42,826
Valuation adjustment on acquired deferred product revenues	-	595	-	5,500
Acquisition related expenses	2,077	809	2,077	5,238
Share based compensation	4,010	2,246	13,220	14,925
Amortization of acquired intangible assets	-	4,969	-	18,739
Impairment charges	-	19,941	2,177	19,941
Restructuring costs	-	3,981	-	3,981
Fair value revaluation of convertible debt and related derivative	-	(2,200)	-	(2,784)
Non-recurring tax expense (benefit)	-	-	11,838	(2,320)
Accretion of payment obligation related to acquisitions	-	615	-	1,067
Taxes related to amortization of acquired intangible assets and impairment charges	-	(3,121)	-	(5,524)
Non-GAAP net income	$12,478	$19,950	$57,925	$101,589

Non-GAAP net income	$12,478	$19,950	$57,925	$101,589
Income tax (benefit) expense	(55)	1,864	10,778	17,425
Financial (income) expense, net	(768)	2,567	(2,782)	4,605
Depreciation	733	803	2,570	2,674
Discontinued financial income, net	-	-	(106)	-
Discontinued tax (benefit) expense	(662)	-	568	-
Adjusted EBITDA	$11,726	$25,184	$68,953	$126,293

Non-GAAP diluted earnings per share	$0.23	$0.27	$1.05	$1.44
Shares used in computing non-GAAP diluted earnings per share	54,843	73,741	54,955	70,327